

Mail Stop 3010

November 27, 2009

Laurie R. Ferber, Esq.
MF Global Ltd.
717 Fifth Avenue
New York, NY 10022

>   **Re: MF Global Ltd.**
>   **Registration Statement on Form S-4**
>   **Filed November 5, 2009**
>   **File No. 333-162892**

Dear Ms. Ferber:

We have conducted a limited review of your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As indicated in your cover letter, we note that you have omitted disclosures of certain financial information required by Form S-4. Please provide us with a representation that all information necessary for an evaluation of the domestication is currently disclosed in the prospectus and that your financial condition as a Delaware entity will be the same as your current financial condition.

2.   Please confirm to us that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and updating the disclosure as appropriate.

Laurie R. Ferber, Esq.
MF Global Ltd.
November 27, 2009
Page 2

Incorporation of Certain Information by Reference, page 1

3.   We note that you have also incorporated filings made after the date of this filing
       but have not included an end date as required by Item 11(b) of Form S-4. Please
       revise to provide the applicable end date and revise to specifically incorporate
       your reports filed after the filing of this registration statement.

Undertakings, page II-3

4.   It appears that the undertaking of Item 512(a)(6) of Regulation S-K applies to
       your registration and offering. Please revise to provide the noted undertaking or
       advise.

                                        * * * *

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking any
       action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at 202-551-3386 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Francesca G. Don Angelo (via fax)